Exhibit 107
Calculation of Filing Fees Table

Schedule 14A
(Form Type)

Limeade, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1—Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$78,488,793(1)	$0.0001102	$8,649.46(2)
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$78,488,793
Total Fees Due for Filing			$8,649
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$8,649.46

(1) Aggregate number of securities to which transaction applies: As of June 19, 2023, the maximum number of shares of common stock, no par value per share (“Limeade common stock”), of Limeade, Inc. (“Limeade”) (including shares of Limeade common stock that are underlying Limeade CHESS depositary interests (“Limeade CDIs”)) is estimated to be 277,556,336, which consists of: (a) 260,970,180 shares of Limeade common stock (including shares of Limeade common stock that are underlying Limeade CDIs) entitled to receive the per share merger consideration of AUD$0.425 (converted to United States dollars (“USD”) based on the exchange rate on June 19, 2023 of AUD$1.48 = USD$1.00 (the “Australian Dollar Exchange Rate”)); (b) 3,108,081 outstanding and unexercised vested options to purchase shares of Limeade common stock that are entitled to receive a sum in cash, without interest, equal to USD$0.284 (the “U.S. dollar merger consideration”) minus the applicable exercise price (“vested in-the-money options”); (c) 7,394,666 outstanding options to purchase shares of Limeade common stock that are unvested but subject to acceleration upon on a change in control of Limeade and termination of the holder’s employment in accordance with such holder’s employment agreement and that are entitled to a contingent right to receive a sum in cash, without interest, equal to the U.S. dollar merger consideration minus the applicable exercise (“accelerable unvested in-the-money options”); (d) zero outstanding vested restricted stock units and that are entitled to receive a sum in cash, without interest, equal to the U.S. dollar merger consideration (“vested RSUs”); and (e) 6,083,409 outstanding restricted stock units that are unvested but subject to acceleration upon on a change in control of Limeade and termination of the holder’s employment in accordance with such holder’s employment agreement and that are entitled to a contingent right to receive a sum in cash, without interest, equal to the U.S. dollar merger consideration (“accelerable RSUs”).

(2) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 260,970,180 shares of Limeade common stock (including shares of Limeade common stock that are underlying Limeade CDIs) and the per share merger consideration of AUD$0.425 (converted to USD based on the Australian Dollar Exchange Rate); (b) the product of 3,108,081 outstanding vested in-the-money options and $0.1302726 (which is the difference between the per share U.S. dollar merger consideration of $0.284 per share and the weighted average exercise price of the vested in-the-money options of $0.1537274); (c) the product of 7,394,666 accelerable unvested in-the-money options and $0.126554 (which is the difference between the per share U.S. dollar merger consideration of $0.284 and the weighted average exercise price of the accelerable unvested in-the-money options of $0.157446); (d) the product of 0 outstanding vested RSUs and the U.S. dollar merger consideration; and (e) the product of 6,083,409 outstanding accelerable RSUs and the U.S. dollar merger consideration.

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by .00011020.